Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2025 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

REHOVOT, Israel, March 26, 2026 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived rhCollagen for tissue regeneration and medical aesthetics, today announced its 2025 financial results and provided a corporate update.

“Over the past year, we have made meaningful progress across all fronts-from advancing our collaborative programs to building momentum in our proprietary pipeline and commercial product portfolio. In aesthetic medicine, we achieved a development milestone that triggered a $2 million payment from our collaboration partner, AbbVie. We also expanded our commercial reach by broadening our distribution footprint into North America through a new partnership with a U.S.-based logistics center, while strengthening the European distribution network for our commercial product, Vergenix STR.

We further strengthened our pipeline by leveraging new preclinical data to refine the commercial design of our regenerative breast implants. In addition, we expanded our intellectual property portfolio with newly granted patents in the United States and South Korea covering our photocurable dermal filler technology.

CollPlant also continued to drive innovation beyond its core development programs. Using our rhCollagen, researchers at Mayo Clinic created the first fully humanized 3D bioprinted skin model designed to serve as an alternative to animal testing in preclinical research. In parallel, we reported results from a comparative study demonstrating that CollPlant’s rhCollagen-based bioink, Collink.3D™, outperformed Matrigel®, a leading extracellular matrix, in supporting structured tissue formation. We believe these findings reinforce the potential of Collink.3D™ as a consistent, tunable, and animal-free alternative for advanced tissue engineering and research applications-an opportunity representing an approximately $100 million market that is projected to grow at more than 10% annually.

Mr. Tal added, “These achievements collectively highlight how our rhCollagen platform enables animal-free solutions across healthcare and industry. Its applications range from drug discovery and regenerative medicine to advanced tissue modeling and safety testing for cosmetics and pharmaceutical products.”

2025 and Recent Corporate Updates

rhCollagen 3D Bioprinting Portfolio

In February 2026, CollPlant announced the launch of BioFlex, a ready-to-print rhCollagen-based kit designed for Digital Light Processing (DLP) 3D bioprinting applications. BioFlex is engineered to support the biofabrication of advanced tissue models for drug discovery, as well as the development of engineered tissues and potentially transplantable organs. The ready-to-use system includes Collink.3D™ 50, a biodegradable polymer component, together with proprietary photoactive agents optimized for high-resolution DLP printing.

Designed for both academic laboratories and industrial R&D environments, BioFlex enables advanced applications in 3D bioprinting, tissue engineering, and regenerative medicine, helping accelerate the translation of research concepts into functional tissue constructs.

In October 2025, CollPlant announced that a scientific article published in Archives of Dermatological Research reported that researchers at the Mayo Clinic developed the first fully humanized 3D bioprinted skin model using CollPlant’s plant-derived rhCollagen. By combining rhCollagen with key human skin cell types, the model provides an innovative, sustainable, and ethical alternative to animal testing in preclinical research, with potential applications in cosmetic and pharmaceutical testing, disease modeling, and drug development.

Also in October 2025, CollPlant announced the expansion of its distribution footprint into North America through a new partnership with a U.S.-based logistics center. The logistics hub provides full cGMP-compliant storage and distribution services and will serve as a clinical supply depot. This expansion is expected to support CollPlant’s growing customer base for its rhCollagen and BioInk product lines across the United States and Canada.

AbbVie Collaboration

Under CollPlant’s existing development and commercialization agreement with development partner, AbbVie, CollPlant has granted AbbVie a worldwide exclusive license to use CollPlant’s rhCollagen technology in combination with AbbVie’s proprietary technologies for the development and commercialization of dermal and soft tissue fillers.  AbbVie is conducting a review of interim results from the first cohort of patients enrolled under the clinical trials initiated in 2023.  Next steps for the program are to be determined by AbbVie upon concluding their assessment.

In February 2025, following a development achievement, CollPlant received a $2 million payment from AbbVie, according to the development and commercialization agreement.

Regenerative Breast Implants

In August 2024, CollPlant initiated a preclinical study evaluating its 200cc clinical-sized regenerative breast implants, which were manufactured with enhanced durability. The surgical protocol was refined to enable implantation through a small incision while minimizing the risk of implant displacement or inversion. Analysis of MRI and ultrasound imaging conducted in 2025 confirmed tissue integration and vascularization, providing valuable diagnostic insights for future clinical applications. At six months post-implantation, one study arm demonstrated promising outcomes, with the implant showing vascularization and rapid tissue ingrowth throughout the clinical-sized implant. No complications, including capsule formation, calcifications, or local tissue reactions, were observed. In addition, implant volume retention and mechanical properties were maintained in the successful study arm.

Following completion of this study phase, CollPlant plans to further optimize the regenerative breast implants to support long-term durability and remodeling of the newly vascularized tissue.

Mr. Tal added, “CollPlant’s breast implants currently under development represent a paradigm-shifting approach, designed not only to regenerate breast tissue but also to offer inherent safety advantages. Following upgrades to our bioprinting process and related manufacturing capabilities, we have been able to produce and test commercial-sized implants. We are encouraged by the results observed to date. This program represents one of our lead development initiatives and has the potential to position CollPlant at the forefront of regenerative medicine.”

In the United States alone, hundreds of thousands of patients each year experience complications associated with breast implants, ranging from autoimmune-related symptoms to the rare but serious condition of breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants, composed of the Company’s proprietary plant-derived rhCollagen and additional biomaterials, are designed to support the regeneration of breast tissue without eliciting an immune response. As such, they may offer a transformative alternative for both aesthetic and reconstructive procedures, including post-mastectomy breast reconstruction for cancer patients.

Intellectual Property

Photocurable Dermal Filler Product Candidate

In February 2025, CollPlant announced that it had been granted U.S. Patent No. 12,186,449 related to its photocurable dermal filler product candidate. The patent covers polymerizable solutions comprised of modified rhCollagen and additional components such as hyaluronic acid and is expected to remain in force until 2039.

More recently, CollPlant announced that the Korean Patent Office has allowed a patent application covering key aspects of the Company’s photocurable dermal filler technology currently under development for the aesthetic medicine market. South Korea represents one of the largest target markets for CollPlant’s photocurable dermal filler product candidate.

rhCollagen Curable BioInk Product Portfolio

In November 2025, CollPlant announced that the Japan Patent Office (JPO) granted a second patent under Patent Application No. 2023-101072, securing intellectual property protection in Japan for CollPlant’s portfolio of rhCollagen-based curable BioInks through 2038.

The newly granted patent relates to CollPlant’s innovative curable Collink.3D® BioInk product pipeline, which represents the first and only line of human collagen BioInk products based on chemically modified plant-derived rhCollagen that can be mass produced with high purity and consistency. Collink.3D enables scalable and reproducible biofabrication of tissue models, tissues, and potentially organ transplants, while closely mimicking the native properties of biological tissues. In addition, these BioInks are animal-free, exhibit optimal rheological properties at room temperature, support high cell viability across multiple cell types, and are biocompatible and non-immunogenic.

“These patent allowances and grants represent important milestones in executing our strategy to expand the clinical and commercial applications of our rhCollagen platform into high-value aesthetic and regenerative medicine markets,” said Yehiel Tal, Chief Executive Officer of CollPlant. “The United States and South Korea are strategically important markets in aesthetic medicine, and strengthening our intellectual property position in these regions further enhances the long-term value of our technology.”

Cost Reductions and Program Prioritization

In November 2025, CollPlant updated its expense forecast and implemented a cost-reduction and workforce optimization plan. As part of this initiative, the Company adjusted its resource allocation and reduced its workforce by approximately 25%.

Redesigned Corporate Website

In March 2026 CollPlant announced the launch of its redesigned corporate website at www.collplant.com.

The new website provides expanded information regarding the Company’s technology platform, product pipeline, strategic collaborations and corporate governance, and is intended to enhance transparency and accessibility for investors, partners, and other stakeholders.

Year-Ended December 31, 2025 Financial Results

GAAP revenues for the year ended December 31, 2025, were $2.4 million compared to $515,000 for the year ended December 31, 2024. The increase in revenues is mainly attributable to a development milestone achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie Development Agreement.

GAAP cost of revenues for the year ended December 31, 2025, was $835,000, compared to $1.6 million for the year ended December 31, 2024. The decrease in cost of revenues in the amount of $790,000 is mainly comprised of (i) a $537,000 decrease in inventory impairments, (ii) a $228,000 decrease relating to bioinks and rhCollagen sales, and (iii) a $90,000 insurance reimbursement received in 2025.

GAAP gross profit for the year ended December 31, 2025, was $1.5 million, compared to $1.1 million gross loss for the year ended December 31, 2024.

GAAP operating expenses for the year ended December 31, 2025, were $13.0 million, compared to $16.1 million for the year ended December 31, 2024. The decrease of approximately $3.1 million is mainly as a result of the Company’s cost reduction plan, that includes: (i) a $1.5 million decrease in the workforce expenses and share-based compensation expenses, (ii) a $1.1 million decrease in research and development materials and subcontractors expenses mainly related to the breast implants program, and (iii) a decrease of $145,000 in patents expenses. On a non-GAAP basis, operating expenses for the year ended December 31, 2025, were $12.1 million, compared to $14.4 million in the year ended December 31, 2024.

GAAP financial expenses, net, for the year ended December 31, 2025, totaled $6,000, compared to $642,000 financial income, net, for the year ended December 31, 2024. The increase in financial expenses, net is due to (i) a decrease of $358,000 in interest received from our short-term cash deposits, and (ii) an increase of approximately $292,000 in exchange rate differences expenses.

GAAP net loss for the year ended December 31, 2025, was $11.5 million, or $0.94 basic loss per share, compared to net loss of $ $16.6 million, or $1.45 basic loss per share, for the year ended December 31, 2024. Non-GAAP net loss for the year ended December 31, 2025, was $10.2 million, or $0.83 loss per share, compared to a net loss of $14.9 million, or $1.3 basic loss per share, for the year ended December 31, 2024.

Balance Sheet and Cash Flow

The Company’s cash and cash equivalents balance as of December 31, 2025 was $5.6 million.

Cash used in operating activities during the year ended December 31, 2025 was $9.4 million compared to $14.1 million during the year ended December 31, 2024.

Cash used in investing activities during the year ended December 31, 2025, was $27,000 compared to $539,000 during the year ended December 31, 2024, and related primarily to a decrease in purchases of property and equipment.

Cash provided by financing activities during the year ended December 31, 2025 was $3.1 million compared to $9,000 during the year ended December 31, 2024. The increase is mainly attributed to our registered direct offering in June 2025, which resulted in net proceeds of $3.1 million.

COLLPLANT BIOTECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$5,591	$11,909
Restricted deposit	359	248
Trade receivables, net	1	150
Inventories	573	440
Other accounts receivable and prepaid expenses	223	433
Total current assets	6,747	13,180
Non-current assets:
Restricted deposit	76	118
Operating lease right-of-use assets	2,426	2,991
Property and equipment, net	1,463	2,290
Intangible assets, net	73	131
Total non-current assets	4,038	5,530
Total assets	$10,785	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31,
	2025	2024
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$610	$870
Operating lease liabilities	814	806
Accrued liabilities and other payables	1,248	1,294
Total current liabilities	2,672	2,970
Non-current liabilities:
Operating lease liabilities	2,032	2,275
Total non-current liabilities	2,032	2,275
Total liabilities	4,704	5,245

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2025 and 2024; issued and outstanding: 12,803,006 and 11,454,512 ordinary shares as of December 31, 2025 and 2024, respectively	5,492	4,983
Additional paid in capital	126,397	122,801
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(124,839)	(113,350)
Total shareholders’ equity	6,081	13,465
Total liabilities and shareholders’ equity	$10,785	$18,710

COLLPLANT BIOTECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenues	$2,371	$515	$10,959
Cost of revenues	835	1,625	1,991
Gross profit (loss)	1,536	(1,110)	8,968

Operating expenses:
Research and development	8,187	10,515	10,484
General, administrative and marketing	4,832	5,626	5,996
Total operating loss	(11,483)	(17,251)	(7,512)
Financial income (expenses), net	(6)	642	493
Net loss	$(11,489)	$(16,609)	$(7,019)
Basic and diluted net loss per ordinary share	$(0.94)	$(1.45)	$(0.62)
Weighted average number of ordinary shares used in computation of basic and diluted net loss per share	12,203,269	11,454,180	11,389,168

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(11,489)	$(16,609)	$(7,019)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of property and equipment	-	-	18
Depreciation and amortization	912	1,038	1,102
Accrued interest	(15)	(11)	(28)
Share-based compensation to employees and consultants	999	1,719	1,937
Exchange differences on cash and cash equivalents and restricted cash	(80)	142	379

Changes in assets and liabilities:
Decrease (increase) in trade receivables	149	(150)	9
Decrease (increase) in inventories	(129)	280	749
Decrease (increase) in other receivables and prepaid expenses	210	(40)	150
Decrease in operating lease right-of-use assets	666	651	527
Decrease in trade payables	(260)	(110)	(153)
Decrease in operating lease liabilities	(336)	(650)	(638)
Increase in accrued liabilities and other payables	(46)	(353)	204
Net cash used in operating activities	(9,419)	(14,093)	(2,763)
Cash flows from investing activities:
Purchase of property and equipment	(28)	(483)	(954)
Investment in restricted deposits	-	(57)	(270
Proceeds from sale of property and equipment	1	1	68
Net cash used in investing activities	(27)	(539)	(1,156)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	3,102	-	-
Exercise of options and warrants into shares	-	9	1,108
Net cash provided by financing activities	3,102	9	1,108
Effect of exchange rate changes on cash and cash equivalents and restricted cash	26	(142)	(379)
Net decrease in cash and cash equivalents	(6,318)	(14,765)	(3,190)
Cash and cash equivalents at the beginning of the year	11,909	26,674	29,864

Cash and cash equivalents at the end of the year	$5,591	$11,909	$26,674

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Supplemental discloser of non-cash activities:

Right of use assets recognized with corresponding lease liabilities	$101	$572	$886
Capitalization of Share-based compensation to inventory	$4	$6	$33

Supplemental discloser of cash activities:

Cash paid during the year for taxes	$16	$62	$8

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2025	2024

GAAP operating expenses:	$13,019	$16,141

Change of operating lease accounts	50	(18)
Share-based compensation to employees, directors and consultants	(999)	(1,719)
Non-GAAP operating expenses:	12,070	14,404

GAAP operating loss	(11,483)	(17,251)
Change of operating lease accounts	(50)	18
Share-based compensation to employees, directors and consultants	999	1,719
Non-GAAP operating loss	(10,534)	(15,514)

GAAP Net loss	(11,489)	(16,609)
Change of operating lease accounts	330	1
Share-based compensation to employees, directors and consultants	999	1,719
Non-GAAP Net loss	$(10,160)	$(14,889)
GAAP basic and diluted loss per ordinary share	$(0.94)	$(1.45)
NON- GAAP basic and diluted loss per ordinary share	$(0.83)	$(1.30)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2025 and 2024 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the year ended December 31, 2025, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com